                               United States
                  U.S. Securities and Exchange Commission
                          Washington, D.C.  20549

                       INSTITUTE FOR COUNSELING, INC.


Company Data:         Standard Industrial Classification [ X ]
                      IRS Number                         52-2197688
                      State of Incorporation             NV
                      Fiscal Year End                    12/31

Filing                Form Type                          10SB12G
                      SEC File Number
                      Film Number

Business Address
                      Street                             Suite 404-815 Hornby St.
                      City                               Vancouver
                      Province                           British Columbia
                      Postal Code                        V6Z 2E6

                      Business Phone                     (604) 684-6718
                      Business Fax                       (604) 684-2501

Mail Address          Street                             Suite 404-815 Hornby St.
                      City                               Vancouver
                      Province                           British Columbia
                      Postal Code                        V6Z 2E6

                      Business Phone                     (604) 684-6718
                      Business Fax                       (604) 684-2501

                                 FORM 10-SB

                      GENERAL FORM FOR REGISTRATION OF
                    SECURITIES OF SMALL BUSINESS ISSUERS

                     Under Section 12(b) or (g) of the
              Securities Exchange Act of 1934 (the "1934 Act")

                       INSTITUTE FOR COUNSELING, INC.
                      -------------------------------
                              (the "Company")

            Nevada                                      52-2197688
-------------------------------            --------------------------------
(State or other jurisdiction of            (I.R.S. employer identification)
 incorporation or organization)

                          404 - 815 Hornby Street
                           Vancouver, BC  V6Z 2E6
                 ------------------------------------------
                  (Address of principal executive offices)

Registrant's telephone number:           (604) 684-6718
Registrant's facsimile number:           (604) 684-2501

Securities to be registered under Section 12(b) of the Act:

          N/A                            NASD OTC Bulletin Board
-------------------------------------    ------------------------
(Title of each class to be registered)   (Name of each exchange on which
                                         each class is to be registered)


Securities to be registered under Section 12 (g) of the Act:
     Common stock, par value $0.001 per share
---------------------------------------------------------------

               INFORMATION REQUIRED IN REGISTRATION STATEMENT

                               REGULATION S-B

ITEM 1 - DESCRIPTION OF BUSINESS
--------------------------------
The Company was incorporated on February 9, 1993 in the State of Nevada. The Company has carried on no active business and is in a start up phase of its development.

The Company intends to provide consulting services to emerging and start up businesses involved in the oil and gas sector. The Company will also examine oil and gas projects of merit with the intention of acquiring financing and developing those projects.

The financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States. This application includes as an Exhibit, Financial Statements of the Company for the periods ending December 31, 1996, December 31, 1997, and December 31, 1998 prepared by Amisano Hanson, Chartered Accountants, of Vancouver.

The Company has not been bankrupt or in similar proceedings, nor has the Company gone through a material reclassification, or any material changes in the mode of conducting business.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION GENERAL
--------------------------------------------------------------------------
The Company maintains a corporate office at 404 - 815 Hornby Street, Vancouver, BC V6Z 2E6.

The Company intends to provide consulting services to emerging and start up businesses involved in the oil and gas sector. The Company will also examine oil and gas projects of merit with the intention of acquiring financing and developing those projects.

The Company was inactive from the date of its incorporation through December 31, 1997. Through December 31, 1997, it raised no significant capital or incurred significant expenses. Its share capital at December 31, 1997 records the issue of 100 common shares with paid in share capital of $1.00.

The following discussion is in respect of activities during the year ended December 31, 1998.

The Company raised $56,001 in share capital by the sale of common shares, and incurred start up expenses of $25,095. The Company had no revenues. Unused cash at December 31, 1998 was $30,905.

During the six months ended June 30, 1999, the Company incurred additional expenses of $19,342, reducing cash on hand to $11,473.

Since the Company is in its development stage, all losses accumulated since inception have been considered as part of the Company's development stage activities.

PLAN OF OPERATION

The Company's objective is to provide consulting services to emerging and start up business in the oil and gas sector. Management has extensive experience in this sector, and intends to contact organizations, companies, and individuals and contract its services and contract its services to such groups.

Management will provide advice regarding corporate development, evaluate business opportunities, provide financial planning, source out projects of merit, in the oil and gas sector and act as consultants during the negotiations and structuring of any transactions, and source equity and debt capital.

As time and resources allow, Management will source projects of merit on its own behalf.

The Company anticipates that its operating expenses and capital expenditure may increase significantly during the next phase of its development. The amount and timing of expenditures will depend on the success of any contracts it secures, and there is no assurance the Company will receive significant revenues or operate profitably. Current cash resources are not sufficient to fund the next phase of its development and Management intends to seek additional private equity or debt financing. There is no assurances any such funds will be available, and if funds are raised, that they will be sufficient to achieve the Company's objective, or result in commercial success.

ITEM 3 - DESCRIPTION OF PROPERTY
--------------------------------
The Company intends to provide consulting services to emerging and start up businesses primarily in the oil and gas sector. The Company does not own any principal plants, mines or other materially important physical properties. The Company has not yet purchased any interest in oil and gas projects.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------
The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of June 30, 1999 by : (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each director and officer, and (iii) officers and directors as a group. Unless noted, the parties named below have sole voting and investment poser with respect to the shares indicated:

                                                  Amount & Nature
Title of   Name & Address                         of Beneficial       Percent
Class      of Beneficial Ownership                Ownership           of Class
---------  ------------------------------------   ----------------    ---------
Common     James Charuk (1)                       800,000             40%
           3503 Cedar Locust Court                Direct Ownership
           Sugarland, Texas
---------  ------------------------------------   ----------------    ---------
Common     Brent Shaw  (1)                        800,000             40%
           2008-1128 Quebec St.                   Direct Ownership
           Vancouver, BC
---------  ------------------------------------   ----------------    ---------
Common     Philip Herr                            400,000             20%
           c/o Suite 300                          Direct Ownership
           4960 S. Virginia Street
           Reno, Nevada 89502
---------  ------------------------------------   ----------------    ---------
Common     MDI Small Cap Fund                     100,000             5%
           P.O. Box 228                           Direct Ownership
           Temple Building,
           Tropicana Plaza, Leeward Highway,
           Providenciales,
           Turks & Caicos Islands, B.W.I.
---------  ------------------------------------   ----------------    ---------
Common     Murdoch & Company                      100,000             5%
           6 Front Street Hamilton,
           Bermuda
---------  ------------------------------------   ----------------    ---------

(1) James Charuk (President/Director), Brent Shaw (Secretary/Director), as a group own 1,600,000 or 80% of the issued shares.

CHANGES IN CONTROL

The Company have no arrangements which might result in a change in control.

ITEM 5 - DIRECTORS , EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
--------------------------------------------------------------------------
ITEM 401 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

All shares of common stock when issued were fully paid for and non-assessable. Each holder of common stock is entitled to one vote per share on all matters submitted for action by the shareholders. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of the shareholders and until their successor is elected and qualified.

Director,
Executive Officer,
Promoter,
Control Person    Position and Office held                  Term of Office
----------------- ---------------------------------------   -------------------------
James Charuk      President/Director                        Since June 22, 1998
----------------- ---------------------------------------   -------------------------
Brent Shaw        Secretary/Treasurer/Director              Since July 1, 1998
----------------- ---------------------------------------   -------------------------
Michael Kang      Director                                  Since November 1, 1998
----------------- ---------------------------------------   -------------------------
Philip Herr       President/Treasurer/Secretary/Director    February 9, 1993 to
                                                            July 1, 1998
----------------- ---------------------------------------   -------------------------

The following is a brief biographical information on each of the officers, directors and significant employees listed:

Philip Herr, age 54, was the founder of the Company and its Company's ------------ President, Treasurer, and Secretary until July 1, 1998.

James Charuk, age 39, is the President and a Director of the Company. He ------------ is a principal of Western Atlas International, a Houston, Texas based company specializing in geoscience and interpretation services for forestry and mining companies. Born in Canada, he earned a Bachelor of Science degree from Mount Allison University in Moncton, New Brunswick in 1981. Mr. Charuk's responsibilities including overseeing an annual budget in excess of $14.0 Million USD for Western Atlas in the areas of Geoscience and Interpretation Software Systems and Data Analysis. During 1990/1991 Mr. Charuk was a database analyst for Chevron Information and Technology of Houston, and from 1985 until 1990 he was a systems analyst for Digitech Information specializing in oil reservoir analysis. Mr. Charuk immigrated to the United States in May 1990 (INS#A042314213 (Green Card)).

Brent Shaw, age 36, is Secretary and a Director of the Company. He has ---------- been involved in the information and implementation of several successful private ventures in the restaurant and hospitality businesses. He has also shown great ability in the turnaround of established yet non profitable business. Some of Mr. Shaw's accomplishments include the setup of Network Beverage Ltd., where he specialized in catering alcohol for special events. He was instrumental in the formation of Beverage Concepts, an international alcohol distribution company. The combined revenues of these companies has grown to approximately $4,500,000 Cdn. annually.

Mr. Shaw purchased the Picadilly Hotel and Pub in Vancouver in 1991 and through 1995 renovated this establishment and turned this business from a losing venture to a highly profitable one with a 400% increase in revenues in 3 years. During 1996 - 1997, Mr. Shaw purchased the lease of Legends Grill and Tap Room and has recently reopened this restaurant after renovations of approximately $750,000.

After college, Mr. Shaw played professional hockey in the N.H.L.

Michael Kang, age 41, is a Director of the Company. He is a founding ------------ partner of Capital West Financial Group, a private investment and capital management firm in Vancouver, British Columbia. Born in Korea, Mr. Kang spent his early life in Korea and Brazil before immigrating and
                                     6
settling in Toronto, Ontario where he earning his Bachelor of Commerce degree from the University of Toronto in 1981. He then worked in the Seoul Korea Branch of the Continental Illinois National Bank and Trust Company of Chicago, performing international banking functions. Subsequently, Mr. Kang returned to Canada to setup a chain of convenience stores. The chain eventually sold, and Mr. Kang moved to phoenix, Arizona, to purchase Prism Graphics Inc., the fourth largest sheet feed printer in the State of Arizona. Upon sale of this business, Mr. Kang returned to Vancouver to found Capital West.

In 1998 Mr. Kang founded Digital Commerce Inc., ("DCI"), a private Company incorporated in Nevis, which is developing an internet bank, Th@tbank.com, which will provide a variety of banking transactions and services over the internet. It is intended that DCI be in operation by March 2000.

In June 1999, DCI completed a reverse takeover of Systems Assurance Corporation, a Delaware Company which trades on the NASD-OTC Bulletin Board. Systems Assurance Corporation has changed its name to Digital Commerce International, Inc. Mr. Kang was appointed a director and assumed the position of Chairman and Chief Executive Officer of Digital Commerce International, Inc. on August 13, 1999.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the best of management's knowledge, during the past five years, no present or former director of executive officer of the Company:

     1) Has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

     3) Was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from otherwise limiting his involvement in any type of business, securities or banking activities; or

     4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commodity Futures Trading Commission to have violated any federal or state securities law.

ITEM 6 - EXECUTIVE COMPENSATION
-------------------------------
None of the directors or officers of the Company have received any remuneration and no remuneration will be paid until such time as the Company has begun an active business operation. There are no options or SAR grants outstanding, no long term incentive plans and no place existing employment contracts with any director or officers.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------
There have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

The Company has no promoters other than its President, James Charuk, its Secretary/Treasurer, Brent Shaw, and Director, Michael Kang. There have been no transactions which have benefited or are intended to benefit Messrs. Charuk, Shaw or Kang.

TRANSACTIONS BETWEEN THE COMPANY AND MANAGEMENT

Each of the officers and directors of the Company are engaged in other business, either individually or through partnerships and corporations in which they have an interest, hold an officer or serve on Boards of Directors to which they devote substantial time. Certain conflicts of interest may arise between the Company and its officers and directors with respect to the time commitment which management is able to devote to the Company.

The Company will attempt to resolve any such conflicts of interest in favour of the Company. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise a good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarity situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.


ITEM 8 - LEGAL PROCEEDINGS
---------------------------
The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.


ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-----------------------------------------------------------------

The Company is authorized to issue an unlimited number of Common Shares of which 2,304,000 common shares are issued and outstanding. After the Company was incorporated, 100 common shares were issued to its founder, Philip Herr. These Shares were subsequently transferred and the Company underwent a 1:20,000 Share split effective July 1, 1998. The Company then made two private offerings pursuant to Rule 504, Regulation D., and sold 200,000 and 104,000 Shares respectively pursuant in reliance on those exemptions. There are 2now ,304,000 common Shares issued and outstanding and a further 19,000 common shares are allocated and reserved for issue.

Common Stock

All shares of common stock when issued were fully paid for and non-assessable. Each holder of common stock is entitled to one vote per share on all matters submitted for action by the shareholders. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of the shareholders and until their successor is elected and qualified. There are no pre-emptive rights to purchase any additional common stock or other securities of the Company. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority shareholder could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of common stock are entitled to receive, pr rata, the assets remaining after creditors and holders of any stock have liquidation rights senior to holders of shares of common stock have been paid in full.

Shares Freely Tradeable

An initial 100 Common Shares were issued to the Company's founder, Philip Herr, and subsequently transferred. After the 1:20,000 share split, effective July 11, 1998 there were 2,000,000 common shares issued and outstanding. A further 304,000 Common Shares were sold pursuant to the two private offerings and another 19,000 Common Shares are allotted for issue, subject to receiving payment. These securities are freely tradeable and may be sold in brokerage transactions in compliance with the Rules of the Securities and Exchange Commission.

No class of equity security of the Company is registered with the Commission under the Securities Exchange Act 1934, as amended, and the Company is not subject to section 12(d) of the 1934 Act. The share offerings were made in compliance with the requirements of Rule 504 promulgated by the Commission under the 1933 Act, and the Company is not excluded from relying on Rule 504 by reason of Rule 504(a)(3). The Company did not offer any securities through June 30, 1999.

ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES
-------------------------------------------------
In February 1999, the Company filed a Form D, Notice of Sale of Securities pursuant to Regulation D Section 4(6) of the SECURITIES ACT in respect of Subscription Agreements ("Agreements"), received by the Company from MDI Small Cap Fund and Murdoch & Company for the purchase of 100,000 common shares respectively. The sale of the totaling 200,000 common shares at $0.15 USD has been raised by the Company to date.

In February 1999, the Company filed a Form D, Notice of Sale of Securities pursuant to Regulation D Section 4(6) of the Securities Act in respect of Agreements received by the Company from persons or companies attached hereto for the purchase of 104,000 common shares at $0.25 USD per share for which the Company has received $26,000.

ITEM 11 - DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
-----------------------------------------------------------------
All shares of common stock when issued were fully paid for and non-assessable. Each holder of common stock is entitled to one vote per share on all matters submitted for action by the shareholders. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding stock can, if they choose to do so, elect all of the directors

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS
---------------------------------------------------
The Company has no program for indemnification of officers or directors.


ITEM 13 - FINANCIAL STATEMENTS AND SUPLEMENTARY DATA
-----------------------------------------------------
Included, as an Appendix, are Audited Financial Statements for the Company for the fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998 and Unaudited Financial Statements to June 30, 1999 as prepared by Amisano Hanson, Chartered Accountants.


ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
--------------------------------------------------------------------------
The Company has not had any disagreements with its Auditors, who are independent to the Company.


ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS
--------------------------------------------
(a) The Company's financial statements for the period from inception to June 30, 1999 are referenced under Item 13 of this Registration Statement and are attached as an Exhibit.

(b) The following Exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description
-----------    -----------------------------------------------------------
3.0            Certificate of Incorporation of the Company consisting of the
               Articles of Incorporation filed with the Secretary of
               the State of Nevada on February 9, 1993.

3.1            By-Laws of the Company, dated November 9, 1993.


                                     10


                                 SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange
Act 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


            Institute for Counseling Inc.
----------------------------------------
Registrant


            November 3, 1999
----------------------------------------
Date


            /S/ MICHAEL KANG
----------------------------------------
Name and Title
Michael Kang, Director










                       INSTITUTE FOR COUNSELLING INC.

                       (A Development Stage Company)

                            FINANCIAL STATEMENTS

                               June 30, 1999

                           (Stated in US Dollars)

                          (Unaudited - See Note 1)
                         --------------------------






























                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS


                       INSTITUTE FOR COUNSELLING INC.
                       (A Development Stage Company)
                               BALANCE SHEETS
                    June 30, 1999 and December 31, 1998
                           (Stated in US Dollars)
                          (Unaudited - See Note 1)
                         --------------------------

                                   ASSETS
                                  -------
                                                       June    December
                                                   30, 1999    31, 1998
                                                 ----------- -----------

Current
   Cash                                          $   25,041  $   53,925
   Accounts receivable                                2,530       1,606
                                                 ----------- -----------
                                                 $   27,571  $   55,531
                                                 =========== ===========
                                LIABILITIES
                                ------------
Current
   Accounts payable                              $   16,098 $    24,626
                                                 ----------- -----------

                            STOCKHOLDERS' EQUITY
                            --------------------
Common stock - Note 2                                 56,001     56,001
Deficit accumulated during the
 development stage                               (   44,528) (   25,096)
                                                     11,473      30,905
                                                 ----------- -----------
                                                 $   27,571  $   55,531
                                                 =========== ===========



APPROVED BY THE DIRECTORS:



/S/ Brent Shaw        Director             Brent Shaw, Director
---------------------          ------------------------


                               SEE ACCOMPANYING NOTES
                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS


                            INSTITUTE FOR COUNSELLING INC.
                            (A Development Stage Company)
                            STATEMENT OF LOSS AND DEFICIT
                       ACCUMULATED DURING THE DEVELOPMENT STAGE
            for the six month and three month periods ended June 30, 1999 and for the period February 9, 1993 (Date of Incorporation) to December 31, 1998
            and February 9, 1993 (Date of Incorporation) to June 30, 1999
                                (Stated in US Dollars)
                               (Unaudited - See Note 1)
                               -----------------------

                                                             February       February
                                                              9, 1993        9, 1993
                                    Six          Three       (Date of       (Date of
                                 Months         Months  Incorporation) Incorporation)
                                  ended          ended             to             to
                                   June           June       December           June
                               30, 1999       30, 1999       31, 1999       30, 1999
                          -------------- -------------- -------------- --------------

Expenses
   Accounting and Audit   $       1,000  $       1,000  $       3,963  $       4,963
   Filing fees                      242              -              -            242
   Legal                         10,500         10,500          9,428         19,928
   Management services                -              -         10,700         10,700
   Promotion and
    entertainment                 4,865              -              -          4,865
   Rent and other                 1,930          1,048          1,005          2,935
   Transfer agent fees              895            600              -            895
                          -------------- -------------- -------------- --------------
Net loss for the period   $      19,432  $      13,148  $      25,096  $      44,528
                                                        ============== ==============
Deficit, beginning of
 period                          25,096         31,380
                          -------------- --------------
Deficit, end of period    $      44,528  $      44,528
                          ============== ==============
Net loss per share        $        0.01  $        0.01
                          ============== ==============
Weighted average number
 of shares outstanding
 (on a post forward split
  basis)                      2,304,000      2,304,000
                          ============== ==============

                              SEE ACCOMPANYING NOTES
                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                            INSTITUTE FOR COUNSELLING INC.
                            (A Development Stage Company)
                               STATEMENTS OF CASH FLOWS
            for the six month and three month periods ended June 30, 1999 and for the period February 9, 1993 (Date of Incorporation) to December 31, 1998
            and February 9, 1993 (Date of Incorporation) to June 30, 1999
                                (Stated in US Dollars)
                               (Unaudited - See Note 1)
                                ----------------------
                                                             February       February
                                                              9, 1993        9, 1993
                                    Six          Three       (Date of       (Date of
                                 Months         Months  Incorporation) Incorporation)
                                  ended          ended             to             to
                                   June           June       December           June
                               30, 1999       30, 1999       31, 1999       30, 1999
                          -------------- -------------- -------------- --------------
Cash Flows from Operating
Activities
 Net loss for the period  $(     19,432) $(     12,860) $(     25,096) $(     44,528)
Changes in non-cash
 working capital balances
 related to operations
   Accounts receivable     (        924)  (        924)  (      1,606)  (      2,530)
   Accounts payable        (      8,528)         9,000         24,626         16,098
                          -------------- -------------- -------------- --------------
                           (     28,884)  (      4,784)  (      2,076)  (     30,960)

Cash Flows from
Financing Activities
 Common stock issued                  -              -         56,001         56,001
                          -------------- -------------- -------------- --------------
                                      -              -         56,001         56,001
                          -------------- -------------- -------------- --------------

Net increase (decrease)
 in cash during the
 period                    (     28,884)  (      4,784)        53,925         25,041

Cash, beginning of
 period                          53,925         29,825              -              -
                          -------------- -------------- -------------- --------------
Cash, end of period       $      25,041  $      25,041  $      53,925  $      25,041
                          ============== ============== ============== ==============

                              SEE ACCOMPANYING NOTES
                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                            INSTITUTE FOR COUNSELLING INC.
                            (A Development Stage Company)
                          STATEMENTS OF STOCKHOLDERS' EQUITY
       for the period February 9, 1993 (Date of Incorporation) to June 30, 1999
                                (Stated in US Dollars)
                               (Unaudited - See Note 1)
                                ----------------------

                                                                Deficit
                                                            Accumulated
                                        Common Stock         During the
                                         (Note 2)           Development
                                             #           $        Stage        Total
                                   ------------ ----------- ------------ ------------
Issue of initial founders stock
  upon  incorporation                      100  $        1  $         -  $         1

Net loss from incorporation to
  December 31, 1993                           -          -  (        1)  (        1)
                                   ------------ ----------- ------------ ------------

Balance, December 31, 1993, 1994,
  1995, 1996 and 1997                      100           1  $(        1) $         -

Twenty thousand for one forward
  split of outstanding shares        1,999,900           -            -            -

Stock issued pursuant to an
  offering memorandum - at $0.25       104,000      26,000            -       26,000

Stock issued for cash - at $0.15       200,000      30,000            -       30,000

Net loss for the period ended
  December 31, 1998                          -           -   (   25,095)  (   25,095)
                                   ------------ ----------- ------------ ------------
Balance, December 31, 1998           2,304,000      56,001   (   25,096)      30,905

Net loss for the period ended
  June 30, 1999                              -           -   (   19,432)  (   19,432)
                                   ------------ ------------ -----------  -----------

                                     2,304,000  $    56,001  $(  44,528)  $   11,473
                                   ============ ============ =========== ============

                              SEE ACCOMPANYING NOTES
                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                       INSTITUTE FOR COUNSELLING INC.
                       (A Development Stage Company)
                     NOTES TO THE FINANCIAL STATEMENTS
                               June 30, 1999
                           (Stated in US Dollars)
                          (Unaudited - See Note 1)
                           ----------------------

Note 1      Interim Reporting
            -----------------
            These financial statements have not been audited or reviewed and have been prepared on a compilation basis only. Readers are cautioned that these statements may not be appropriate for their purposes. While the information presented in the accompanying interim six month financial statements is unaudited, it includes all adjustments which are, in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the company's annual audited December 31, 1998 financial statements.

Note 2 Common Stock
       ------------
      a) Authorized:
         50,000,000 common shares, no par value

      b) Issued:                                                     #            $
                                                            -----------  -----------
         Issue of initial founders stock upon incorporation
                                                 - at $0.01        100            1
                                                            -----------  -----------
         Balance, December 31, 1997 and 1996                       100            1
         Twenty thousand for one forward split of
         outstanding stock                                   1,999,900            -
         Stock issued for cash                   - at $0.15    200,000       30,000
         Stock issued pursuant to an offering
          memorandum                             - at $0.25    104,000       26,000
                                                            -----------  -----------
         Balance, December 31, 1998 and June 30, 1999        2,304,000       56,001
                                                            ===========  ===========

c)     Commitments:

       Offering Memorandum

       The company received $26,000 and issued 104,000 shares pursuant to an offering memorandum dated September 15, 1998. The company has also allotted 19,000 common shares for future issuance at $0.25 per common share pursuant to the offering.

                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                       INSTITUTE FOR COUNSELLING INC.
                       (A Development Stage Company)
                     NOTES TO THE FINANCIAL STATEMENTS
                               June 30, 1999
                           (Stated in US Dollars)
                     (Unaudited - See Note 1) - Page 2
                      ----------------------

Note 3      Uncertainty Due to the Year 2000 Issue
            --------------------------------------
            The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.














                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                       INSTITUTE FOR COUNSELLING INC.

                       (A Development Stage Company)

                      REPORT AND FINANCIAL STATEMENTS

                      December 31, 1998, 1997 and 1996

                           (Stated in US Dollars)

/Letterhead/
TERRY AMISANO LTD.                                          AMISANO  HANSON
KEVIN HANSON, C.A.                                    Chartered Accountants

                             AUDITORS' REPORT

To the Directors,
Institute for Counselling Inc.

We have audited the balance sheets of Institute for Counselling Inc. (A Development Stage Company) as at December 31, 1998 and 1997 and the statements of loss and deficit accumulated during the development stage, stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996 and for the period February 9, 1993 (Date of Incorporation) to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996 and for the period February 9, 1993 (Date of Incorporation) to December 31, 1998 in accordance with generally accepted accounting principles in the United States.

Vancouver, Canada                                        /S/ AMISANO HANSON
September 30, 1999                                    Chartered Accountants

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict
-------------------------------------------------------------------------
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements in respect of the developmental nature of the company and its losses from operations, substantial doubt about the company's ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our report to the directors dated September 30, 1999 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.
                                                                   /Footer/
Vancouver, Canada                                            AMISANO HANSON
September 30, 1999                                    Chartered Accountants

Suite 604 - 750 West Pender Street, Vancouver, BC, Canada, V6C 2T7
            Telephone:                       (604) 689-0188
            Facsimile:                       (604) 689-9773
            E-MAIL:                                       amishan@istar.ca
                                                          ----------------

                            INSTITUTE FOR COUNSELLING INC.
                            (A Development Stage Company)
                                    BALANCE SHEETS
                              December 31, 1998 and 1997
                                (Stated in US Dollars)
                                 --------------------

                                        ASSETS
                                        ------
                                                                 1998        1997
                                                          ------------------------
Current
   Cash                                                   $    53,925 $         -
   Accounts receivable                                          1,606           -
                                                          ------------------------
                                                          $    55,531 $         -
                                                          ========================

                                     LIABILITIES
                                     -----------
Current
   Accounts payable                                       $    24,626 $         -
                                                          ------------------------
                                 STOCKHOLDERS' EQUITY
                                 --------------------
Common stock - Note 3                                          56,001           1
Deficit accumulated during the development stage          (    25,096)(         1)
                                                          ------------------------
                                                               30,905           -
                                                          ------------------------
                                                          $    55,531 $         -
                                                          ========================

Nature and Continuance of Operations - Note 1
Commitments - Note 3



APPROVED BY THE DIRECTORS:


/S/ Brent Shaw        Director              Brent Shaw, Director
---------------------          ------------------------


                              SEE ACCOMPANYING NOTES
                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                            INSTITUTE FOR COUNSELLING INC.
                            (A Development Stage Company)
                            STATEMENTS OF LOSS AND DEFICIT
                       ACCUMULATED DURING THE DEVELOPMENT STAGE
          for the years ended December 31, 1998, 1997 and 1996 and for the period February 9, 1993 (Date of Incorporation) to December 31, 1998
                                (Stated in US Dollars)
                                 --------------------


                                                             February
                                                              9, 1993
                                                             (Date of
                                                       Incorporation)
                                                                   to
                                                             December
                                        1998        1997         1996    31, 1998
                                 ------------------------ ------------------------
Expenses
   Accounting and Audit          $     3,963 $         -  $         - $     3,963
   Legal                               9,427           -            -       9,428
   Management services                10,700           -            -      10,700
   Rent and other                      1,005           -            -       1,005
                                 ------------------------ ------------------------
Net loss for the period               25,095           -            - $    25,096
                                                                      ============

Deficit, beginning of period               1           1            1
                                 ------------------------ ------------

Deficit, end of period           $    25,096 $         1  $         1
                                 ======================== ============
Net loss per share               $      0.01 $         -  $         -
                                 ======================== ============

Weighted average number of
 shares  outstanding (on a post
 forward split basis)              2,000,000   2,000,000    2,000,000

                              SEE ACCOMPANYING NOTES

                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                            INSTITUTE FOR COUNSELLING INC.
                            (A Development Stage Company)
                               STATEMENTS OF CASH FLOWS
           for the years ended December 31, 1998, 1997 and 1996 and for the period February 9, 1993 (Date of Incorporation) to December 31, 1998
                                (Stated in US Dollars)
                                 --------------------

                                                             February
                                                              9, 1993
                                                             (Date of
                                                       Incorporation)
                                                                   to
                                                             December
                                        1998        1997         1996    31, 1998
                                 ------------------------ ------------------------
Cash Flows from Operating
Activities
   Net loss for the period       $(   25,095)$         -  $         - $(   25,096)

Changes in non-cash working
 capital  balances related
 to operations
   Accounts receivable            (    1,606)          -            -  (    1,606)
   Accounts payable                   24,626           -            -      24,626
                                 ------------------------ ------------------------
                                  (    2,075)          -            -  (    2,076)
                                 ------------------------ ------------------------
Cash Flows from Financing
Activity
   Common stock issued                56,000           -            -      56,001
                                 ------------------------ ------------------------
                                      56,000           -            -      56,001
                                 ------------------------ ------------------------

Net increase in cash during
 the period and  cash,
 end of the period               $    53,925 $         -  $         - $    53,925
                                 ======================== ========================

                              SEE ACCOMPANYING NOTES

                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                            INSTITUTE FOR COUNSELLING INC.
                            (A Development Stage Company)
                          STATEMENTS OF STOCKHOLDERS' EQUITY
     for the period February 9, 1993 (Date of Incorporation) to December 31, 1998
                                (Stated in US Dollars)
                                 --------------------


                                                              Deficit
                                                          Accumulated
                                          Common Stock     During the
                                            (Note 3)      Development
                                           #           $        Stage       Total
                                 ------------------------ ------------------------
Issue of initial founders stock
 upon  incorporation                     100 $         1  $         - $         1

Net loss from incorporation to
  December 31, 1993                        -           -   (        1) (        1)
                                 ------------------------ ------------------------
Balance, December 31, 1993,
  1994, 1995, 1996 and 1997              100           1  $(        1)$         -

Twenty thousand for one forward
  split of outstanding shares      1,999,900           -            -           -

Stock issued pursuant to an
  offering memorandum - at $0.25     104,000      26,000            -      26,000

Stock issued for cash - at $0.15     200,000      30,000            -      30,000

Net loss for the period ended
  December 31, 1998                        -           -   (   25,095) (   25,095)
                                 ------------------------ ------------------------
Balance, December 31, 1998         2,304,000 $    56,001  $(   25,096)$    30,905
                                 ======================== ========================

                              SEE ACCOMPANYING NOTES
                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                       INSTITUTE FOR COUNSELLING INC.
                       (A Development Stage Company)
                     NOTES TO THE FINANCIAL STATEMENTS
                      December 31, 1998, 1997 and 1996
                           (Stated in US Dollars)
                            --------------------

Note 1      Nature and Continuance of Operations
            ------------------------------------

            The company was incorporated in Nevada on February 9, 1993, as Institute for Counselling Inc. The company intends to acquire oil and gas projects of merit.

            These financial statements have been prepared on a going concern basis. The company has accumulated losses of $25,096 since incorporation. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2      Summary of Significant Accounting Policies
            ------------------------------------------
            The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

            The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

            Development Stage Company
            -------------------------
            The company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. All losses accumulated since inception has been considered as part of the company's development stage activities.

            Income Taxes
            ------------
            The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

            Loss Per Share
            --------------
            Loss per share has been calculated upon the weighted average number of shares outstanding during the period.

            Fair Value of Financial Instruments
            -----------------------------------
            The carrying value of cash, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments.
                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                       INSTITUTE FOR COUNSELLING INC.
                       (A Development Stage Company)
                     NOTES TO THE FINANCIAL STATEMENTS
                      December 31, 1998, 1997 and 1996
                      (Stated in US Dollars) - Page 2
                       --------------------

Note 2 Common Stock
              ------------
       a) Authorized:
          50,000,000 common shares, no par value

       b) Issued:                                                      #            $
                                                              -----------  -----------
          Issue of initial founders stock upon incorporation
                                                  - at $0.01         100            1
                                                              -----------  -----------
          Balance, December 31, 1997 and 1996                        100            1
          Twenty thousand for one forward split of
           outstanding stock                                   1,999,900            -
          Stock issued for cash                   - at $0.15     200,000       30,000
          Stock issued pursuant to an offering
           memorandum                             - at $0.25     104,000       26,000
                                                              -----------  -----------
           Balance, December 31, 1998 and June 30, 1999        2,304,000       56,001
                                                              ===========  ===========


c)     Commitments:

       Offering Memorandum

       The company received $26,000 and issued 104,000 shares pursuant to an offering memorandum dated September 15, 1998. The company also has allotted 19,000 common shares for future issuance at $0.25 per common share pursuant to this offering.

                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                       INSTITUTE FOR COUNSELLING INC.
                       (A Development Stage Company)
                     NOTES TO THE FINANCIAL STATEMENTS
                      December 31, 1998, 1997 and 1996
                      (Stated in US Dollars) - Page 3
                       --------------------


Note 4 Deferred Tax Assets
       -------------------
       The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 31, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

       The following table summarizes the significant components of the company's deferred tax assets:

                                                                     Total
                                                              -------------
       Deferred Tax Assets
       Non-capital loss carryforwards                         $     25,096
                                                              =============
       Total deferred tax assets                              $     12,548
       Valuation allowance for deferred tax asset             (     12,548)
                                                              -------------
                                                              $          -
                                                              =============

       The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 5 Income Taxes
       ------------
       No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 1998, the company has net operating loss carryforwards, which expire commencing in 2007 totalling approximately $25,096, the benefit of which has not been recorded in the financial statements.

                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS

                       INSTITUTE FOR COUNSELLING INC.
                       (A Development Stage Company)
                     NOTES TO THE FINANCIAL STATEMENTS
                      December 31, 1998, 1997 and 1996
                      (Stated in US Dollars) - Page 4
                       --------------------

Note 6      Uncertainty Due to the Year 2000 Issue
            --------------------------------------
            The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.





                                                                  /Footer/
                                                            AMISANO HANSON
                                                     CHARTERED ACCOUNTANTS